REXAM

02 AUG 23 AM 11:43

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

02049542

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

15 August 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw 9/4

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM PRESS RELEASE

Rexam divests final Coated Films and Paper business

Rexam PLC, the global consumer packaging company, announces that it has completed the sale of its weatherable films business in, Lancaster, South Carolina, US, for a consideration of £5.6 million ($8.5m) of which £3.6 million ($5.5m) is a purchaser's loan note. The purchaser is Soliant LLC, an affiliate of Ernie Green Industries, Dayton, Ohio, a Tier 1 supplier to the automotive industry. The sale marks the end of Rexam's involvement in coated films and papers.

The sale proceeds will be used to reduce borrowings.

14 August 2002

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7186

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com